

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2018

Raul Rodriguez
Chief Executive Officer
Rigel Pharmaceuticals, Inc.
1180 Veterans Blvd.
South San Francisco, CA 94080

> **Re: Rigel Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 9, 2018**
> **File No. 333-223564**

Dear Mr. Rodriguez:

We have limited our review of your registration statement to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-3

General

1. We note that you incorporate by reference your Form 10-K for the fiscal year ended December 31, 2017; however, the Form 10-K incorporates by reference information from your definitive proxy statement that has not yet been filed. Please note that we will not be in a position to accelerate the effective date of your registration statement until you have amended the Form 10- K to include Part III information or filed the definitive proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms Question 123.01 and Regulation S-K Question 117.05 for guidance.

Raul Rodriguez
Rigel Pharmaceuticals, Inc.
March 16, 2018
Page 2

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any questions.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance

cc: Carlton Fleming